

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

<u>Via E-Mail</u>
Gregory Galanis
Chief Executive Officer
Stream Flow Media, Inc.
16019 Raptor Ct.
Charlotte, NC 28278

> **Re: Stream Flow Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2014**
> **File No. 333-194482**

Dear Mr. Galanis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Based on a review of your prospectus, it appears you are a "blank check" company. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your filing indicates that that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations and no inventory.

These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. As such, the offering should comply with Rule 419. Refer to Securities Act Rules Compliance and Disclosure Interpretation No. 616.02. Please revise the registration statement accordingly.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including more robust disclosure regarding your business plan for the next twelve months. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

2.   You disclose throughout your filing that you have minimal operations, and that most of your efforts since inception were directed to developing your business plan, issuing common stock, attempting to raise capital, and establishing your accounting systems. Given your minimal operations and the fact that your assets consist solely of cash, you appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations.

3.   Please advise if there is any familial relationship between Mr. Galanis and Lisa Epperly, who is providing the legality opinion in connection with this offering. Please note that any substantial interest by counsel, direct or indirect, in the registrant, is required to be disclosed pursuant to Item 509(a) of Regulation S-K.

4.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be dates. Include a similar statement in your critical accounting policy disclosures.

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6.   We note that certain of the exhibits were not filed in a text-searchable format.   Ensure that you file such exhibits in a text-searchable format in your next amendment.

Prospectus Summary

Overview of Our Business, page 5

7.   We note your statements here and in the business section that "Stream Flow utilizes its proprietary technology to develop applications…the proprietary aspects of the technology are owned exclusively by Stream Flow and are licensed to clients on a per-use basis" and that "these applications can be used on mobile devices, social media networks and web-based platforms." Elsewhere in the prospectus, however, you disclose that you are a development stage company with nominal assets that has engaged in only early stage business activities. Revise your prospectus as necessary to ensure that your disclosure accurately reflects the current status of your development stage business. In this regard, we note the disclosure on page 30 that you have two games currently under development and the disclosure on pages 28 and 34 regarding products and services that you claim to be currently marketing to prospective customers.

Risk Factors, page 9

General

8.   Please add a risk factor that discusses the uncertainties related to the developmental status of your business and your proposed product offerings. It appears that the company has not yet developed a marketable product and that substantial additional development work will be required. Concisely describe the minimum timeframe and the amount of funds which you will need to complete development. In addition, revise your risk factors that suggest that you currently have a marketable product. For example, on page 9, you state that you "have developed proprietary technologies internally."

"We are dependent upon the funds to be raised in this offering…," page 9

9.   Revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently available capital resources. To the extent that a deficiency in capital resources is perceived, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period. In discussing your expected liquidity needs, state the extent to which you are currently using funds in your operations on a monthly basis. Provide similar disclosure in the liquidity section in your Management's Discussion.

"We may incur additional risks and significant increases in annual costs …," page 12

10.   Please confirm to us that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, include a separate risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. Address the risks to investors of investing in a Section 15(d) reporting company. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please make similar revisions to the disclosure under "Reports to Security Holders" on page 44.

Description of our Business and Properties

General

11.   Your Internet website indicates that you have entered into an exclusive partnership with X-Team based in Victoria, Australia and explains the significance of this agreement to the Company. Please describe this partnership in your document and file any corresponding agreements, or tell us why you believe such agreements are not required to be filed.

Overview of our Business, page 24

12.   We note your extensive and detailed description of the mobile gaming landscape. Please revise such descriptions to more specifically tie such descriptions to your company's business strategy and products.

Liquidity and Capital Resources, page 25

13.   Please provide support for your claim on page 28 that "Stream Flow is the only gaming and gamification company in the marketplace today taking a three tiered approach to our industry."

Competition, page 30

14.   Please describe with specificity the basis upon which you intend to differentiate yourself from your competitors.

15.   In this section, you describe certain games as "in-development," yet the accompanying narrative descriptions contain language suggesting the game development is complete. For example, when describing Zookerd, you state that "Zookerd allows users to collect tokens …." Please revise here and throughout the document to clearly describe which services and games are currently in development, and ensure such descriptions are consistent throughout. Also in the event development is not yet complete, ensure that your disclosure reflects the level of uncertainty associated with your ability to implement your business strategies and achieve your objectives.

Sales and Marketing, page 33

16.   For each of the screen shots disclosed on page 34, provide an explanation of how each mock-up represents a product or service that you currently offer. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02, which indicates that graphic presentations in the prospectus should accurately represent your current business. Also, please tell us whether such materials were created for sales presentations to the represented companies and explain in detail your relationship to such companies.

Financing, page 34

17.   You state that you believe you will be able to raise sufficient funds from this offering to achieve your stated business objectives and meet our projected expenditures over the next 12 months. Given that this is a best efforts offering in which there is no assurance you will be able to sell any securities, such statements do not appear appropriate. Accordingly, eliminate this statement or advise.

Governmental Regulation, page 35

18.   You state in this section that you will be subject to domestic and international laws and regulations that relate directly or indirectly to your operation. Revise to describe in more specificity the material impact of relevant government regulations on your business.

Research and Development Expenditures, page 35

19.   Please disclose in this section and in your Management's Discussion the costs you have incurred to date in connection with the development of your two in-house games or advise why this is not required.

Directors, Executive Officers and Control Persons, page 35

20.   You state that Mr. Galanis continues to pursue other business opportunities. Please disclose any other employment positions that Mr. Galanis currently holds or held within the past five years.

Potential Conflict of Interest, page 36

21.   Please add a risk factor that discusses the possible conflicts of interests involving your sole director and whether you have a policy in place to resolve such conflicts.

Certain Relationships and Related Transactions and Corporate Governance, page 41

22.   Please revise this section to disclose the services received by the registrant in exchange for the shares issued to the consultants and Blue Water Global Group discussed in this section. Refer to Item 404(c)(1)(i) of Regulation S-K.

Legal Proceedings, page 43

23.   You provide affirmative disclosure that Messrs. Galanis and Etheredge have not been the subject of certain legal proceedings and proceed to enumerate the specific categories of legal proceedings they have not been involved in. However, such list does not appear to include all the categories of legal proceedings set forth in Item 401(f)(1)-(6) of Regulation S-K. If you elect to restate the specific categories of Item 401(f), please ensure that your disclosure is responsive to all the categories of proceedings enumerated in that item.

24.   Your disclosure of your promoters' involvement in legal proceedings does not incorporate the exact language of the introductory paragraph of Item 401(f). Ensure that such disclosures are fully responsive to the requirements set forth in Item 401(f).

25.   You state that you are not aware of any pending of threatened legal proceedings involving Stream Flow Media, Inc. Please remove the qualifier from this statement or advise why it is appropriate.

Indemnification, page 43

26.   Please describe applicable provisions of the Colorado corporate code and the interaction of the statutory provision relating to indemnification and the provisions of article VIII of your bylaws.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

27.   The audit report included in your registration statement opines on the financial position of the company as of December 31, 2014. Please revise your filing as necessary to correct this reference.

<u>Exhibits and Financial Statement Schedules, page II-2</u>

28.   M&K CPAS, PLLC's consent was filed as exhibit 2. Please ensure that this exhibit is numbered 23.2, consistent with your exhibit index.

29.   We note that while Exhibit 10.1 was executed by Domenico Battaglia, the introductory paragraph to the agreement indicates that it relates to services provided by Annika Prim. Please advise.

<u>Signatures, page II-4</u>

30.   We note the filing does not appear to have been signed by your controller or principal accounting officer. Please revise. If Mr. Galanis also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. Refer to Instructions 1 and 2 to the Signatures section of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or in his absence me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney